Board of Management

Vedior

RECEIVED

2004 NOV -5 A 10: 32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04045915

Amsterdam, 28 October 2004

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 11/5

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Higher demand and improved profitability in Q3 2004

For release at 7.00am on 28 October 2004

Zach Miles, Vedior's Chief Executive, said: "*We are pleased with Vedior's very strong performance and the continuing improvement in global operating conditions in most markets during the third quarter.*

The growth in the US and UK is particularly pleasing with strong performances from both traditional and specialist sectors.

Our results also benefited from an improving gross margin trend and a pick-up in demand for permanent placement."

HIGHLIGHTS FOR THE THIRD QUARTER

- **Sales up 9% at €1,727 million (organic growth of 8%)**
- **Operating income up 65% at €86 million. Excluding special items, operating income was €63 million (organic growth of 20%)**
- **Net income per share improved to €0.28 (2003: €0.16) or €0.20 excluding special items**
- **Specialist staffing sales up 19% organically with strong growth in IT, engineering and accounting**
- **Strong growth in permanent placement fees; up 28% organically**
- **New niche specialist staffing services launched in the accounting, legal, sales/ marketing and scientific sectors as well as HR consultancy within a number of established markets**

HIGHLIGHTS FOR THE FIRST NINE MONTHS

- **Sales up 8% at €4,827 million (organic growth of 7%)**
- **Operating income up 43% at €181 million. Excluding special items, operating income was €158 million (organic growth of 18%)**
- **Net income per share €0.55 (2003: €0.33) or €0.47 excluding special items**
- **Net debt reduced by 13% to €594 million (Q3 2003: €680 million)**

N.B. Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals. For the nine months to September 2004, organic growth is adjusted for the number of business days in Q1. Operating income and Net income per share is before goodwill amortisation and special items.

Special items include profit on the disposal of the Group's 51% interest in Niscom in Japan and the disposal of Sapphire in France. The 2003 annual sales of Niscom was €128 million and Sapphire France, €7 million.

Q3 2004 Financial Performance

Sales
Sales increased 9% (organic increase: 8%) to €1,727 million from €1,584 million in the same quarter in 2003. Currency fluctuations had no material impact. Permanent placement increased 28% organically to 2.1% of sales compared to 1.7% of sales in Q3 2003 led by increased demand in the US, UK and Australia.

Specialist staffing sales increased by 19% organically with notable performances from IT, engineering and accounting staffing sectors. IT staffing sales were up by 32% organically. Positive growth in all major markets (even within the weaker staffing markets), suggest IT staffing growth is structural in nature given pent up demand to upgrade and develop new systems following a period of lower investment in technology during the economic downturn.

Gross Margin
Gross margin was 17.4%, the same as the third quarter of 2003. Vedior still experienced some slight margin pressure, however, this was fully compensated by changes to our business mix. Markets with increased gross margins were the US, Belgium and Italy while the UK and the Netherlands experienced a decline. The temporary gross margin declined by 30 basis points.

Operating Costs
Operating costs were 6% higher on an organic basis at €237 million reflecting increases in personnel costs mainly in the fast growing markets of the US, UK and Australia. Once again, Vedior managed to control costs well while achieving a strong increase in sales. SG&A as a percentage of sales improved to 13.7% from 14.1% in Q3 2003.

Operating Income
Operating income (before special items, interest, tax and goodwill amortisation) was €63 million, a 20% organic increase from €52 million in Q3 2003. Operating income including special items was €86 million. The conversion ratio (operating income divided by gross profit) increased to 21.0% from 18.9% in Q3 2003 as Vedior continues to focus on improved operating efficiency. Currency fluctuations decreased operating income by 1%. Operating income as a percentage of sales was 3.7% compared to 3.3% in Q3 2003.

Net income and earnings per share
Net income (before goodwill amortisation and special items) increased 30% to €35 million from €27 million in the third quarter of last year. Earnings per share (before goodwill amortisation and special items) were €0.20, a 25% increase from €0.16 in Q3 2003. After special items, net income (before goodwill amortisation) was €47 million and earnings per share were €0.28.

Interest costs for the quarter amounted to €11 million and, for the first nine months of 2004, amounted to €32 million. The interest rate swaps entered into by the Company in 1999 will expire on 3 November 2004. Without these interest rate swaps, the interest rate costs for the quarter would have been €7 million and, for the first nine months of 2004, €20 million.

The tax charge includes €11 million relating to special items. The tax charge on income before special items is at an effective rate of 31%

Net Debt and Cash Flow
Net debt decreased by €35 million during the quarter to €594 million and by €86 million compared to the third quarter of 2003. Debtor days reduced by two days compared to Q3 2003 with particular improvement in our largest market, France. Cash flow from operating activities improved from €29 million in 2003 to €37 million in 2004 mainly as a result of higher operating income.

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 which, in accordance with Dutch accounting standards, is being amortised over a period of seven years.

In 2005, Vedior will adopt International Financial Reporting Standards (IFRS) which require that goodwill is no longer amortised on a systematic basis and will be tested for impairment annually. Had the Company adopted IFRS in 2004, there would have been no material adjustment for net income in the first nine months of 2004 other than the elimination of the charge for the amortisation of goodwill (For more detailed information, see Q2 2004 Media Release – Appendix A).

Q3 2004 Operating Performance by Geography and Industry Sector

France

- Organic sales flat compared to Q3 2003.
- Operating income improved by 4% on an organic basis.
- Specialist staffing up 8% compared to Q3 2003 with strong growth in IT and engineering.
- Disposal of Sapphire in France, a small IT solutions business that did not fit into Vedior's staffing portfolio.

United Kingdom

- Exceptional sales improvement; 27% organic growth over Q3 2003.
- IT sector particularly strong with sales up 78% organically. A large part of this increase is as a result of a new, potentially long-term, contract in the public sector
- Engineering, legal and teleservices staffing also grew strongly.
- Despite a small rally at the end of Q2 2004, Education staffing sales reversed by 12% this quarter due to falling vacancy levels as a result of ongoing government recruitment and restructuring initiatives.
- Traditional staffing sales up organically by 15%.

United States

- Organic growth accelerated to 29%, almost double the rate of growth in the previous two quarters of 2004.
- Operating profit more than doubled organically driven by growth in both traditional and specialist sectors.
- IT and accounting staffing organic sales growth of more than 30%.
- Traditional staffing sales grew organically by 38%.
- Healthcare staffing returned to growth with 11% organic sales improvement.

Netherlands

- Traditional staffing is accelerating as the market recovers, growing by 3% this quarter.
- The Vedior brand continues to outperform the market.
- Specialist staffing slower to recover with organic sales decline of 9%, however, this too indicates an improving trend.
- Operating income is down due to lower gross margins and changes to business mix.

Other Countries

- Belgium grew sales by 9% organically and tripled operating income, the best performance in five years.
- In southern Europe, Spain increased organic sales by 15% and Portugal increased organic sales by 20%.
- Germany increased sales by 19% with a strong growth in operating income.

- Australia increased sales by 14%, also with strong growth in operating income.
- First positive sales growth in Switzerland for 13 quarters.
- In Latin America, Argentina and Chile both increased sales organically by over 50%.
- New acquisitions continue to show exceptional growth including India, Mexico and Poland where Vedior benefits from the 'offshoring' trend.

Business Development

Within a number of established markets, Vedior continues to launch new niche specialist staffing services such as accounting, legal, sales/marketing, and scientific as well as HR consultancy. These niches broaden our service offering in local markets and also provide an excellent engine for long-term organic growth.

During this quarter, Vedior has also launched a number of initiatives to better co-ordinate sales efforts across multiple service lines within a number of its major markets. Given its diverse business mix, Vedior is very well placed to provide services to those employers requiring staff across a multiple range of disciplines.

In India, Ma Foi has launched a career skills training academy. As the largest HR outsourcing and staffing services provider in India, Ma Foi aims to assist graduates to bridge the gap between qualification and employability in the IT, sales and healthcare sectors.

The sourcing of specialist personnel across borders to address local skills shortages is becoming an increasing feature of the staffing market and, with our depth by both geography and industry sector, Vedior is well positioned to benefit from this trend.

Vedior also disposed of two companies during the third quarter; Niscom in Japan (in which the Group held a 51% interest) and Sapphire in France which no longer met the Group's overall strategic objectives. The proceeds from these disposals amounted to €42 million which has been received in the fourth quarter of 2004. The profit from the disposals of €23 million has been included as a special item.

Management Outlook

We expect the positive trends established for the first nine months to continue for the remainder of the year. The French market improved in October but visibility remains limited.

Net debt will reduce in the fourth quarter in line with normal seasonal inflows and with the proceeds from the disposals referred to above. This net debt reduction in addition to the expiration of the interest rate swaps will result in lower interest charges.

We will continue to seek improved operating efficiency while investing in new and profitable niche markets both organically and through acquisition.

The longer term prospects for our industry remain highly attractive given structural and demographic changes. Global economic forecasts for 2005 should result in further growth.

Notes to Editors:

Vedior is one of the world's leading staffing companies. The Group operates in 37 countries with a network of 2,277 offices worldwide including Europe, North America, Australasia, South Africa, Latin America and Asia. Vedior provides a broad range of staffing services through distinct brand names targeting specific sectors including traditional administrative/light industrial sectors and specialist sectors such as information technology, healthcare, accounting, engineering and education. We offer temporary staffing, permanent placement and other employment-related services.

Financial Agenda:

19 November 2004	Analyst & Investor Meeting, London
3 February 2005	Publication of annual results 2004
28 April 2005	Publication first quarter results
29 April 2005	Annual General Meeting of Shareholders
28 July 2005	Publication second quarter results
27 October 2005	Publication third quarter results
2 February 2006	Publication of annual results 2005

For further information, please contact:

Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 September 2004	2003	change in %	organic growth
Sales	**1,727**	1,584	9%	8%
Operating income*	**63**	52	21%	20%
Net income*	**35**	27	30%	
Basic earnings per ordinary share* (in €)	**0.20**	0.16	25%	
Number of shares outstanding at 30 September (in millions)	**166.1**	164.5		
Net interest bearing assets and liabilities	**(594)**	(680)	-13%	
Operating working capital	**568**	537	6%	

* *before goodwill amortisation and excluding special items*

Basis *of presentation*

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2003 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 30 September 2004	2003	change in %	organic growth
France	**765**	764	-	-
United Kingdom	**213**	161	32%	27%
United States	**130**	110	18%	29%
Netherlands	**123**	123	-	-
Rest of Europe	**351**	305	15%	13%
Rest of World	**145**	121	20%	15%
SALES	**1,727**	1,584	9%	8%
France	**26**	25	4%	
United Kingdom	**12**	11	9%	
United States	**7**	3	133%	
Netherlands	**2**	4	-50%	
Rest of Europe	**12**	7	71%	
Rest of World	**6**	5	20%	
	65	55	18%	
Corporate expenses	**(2)**	(3)	33%	
	63	52	21%	20%
Special items	**23**	-		
OPERATING INCOME before goodwill amortisation	**86**	52	65%	

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Three months ended 30 September 2004	2003	change in %	organic growth
Information Technology	**183**	141	30%	32%
Healthcare	**115**	109	6%	5%
Engineering	**97**	76	28%	26%
Accounting	**67**	56	20%	23%
Education	**17**	17	-	-6%
Other specialties*	**83**	66	26%	13%
Specialty	**562**	465	21%	19%
Traditional	**1,165**	1,119	4%	4%
SALES	**1,727**	1,584	9%	8%
Information Technology	**10**	6	67%	
Healthcare	**8**	8	-	
Engineering	**6**	5	20%	
Accounting	**2**	1	100%	
Education	**1**	2	-50%	
Other specialties*	**4**	2	100%	
Specialty	**31**	24	29%	
Traditional	**34**	31	10%	
	65	55	18%	
Corporate expenses	**(2)**	(3)		
	63	52	21%	20%
Special items	**23**	-		
OPERATING INCOME before goodwill amortisation	**86**	52	65%	

* Starting 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of other specialties. The comparative numbers have been adjusted accordingly.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September 2004	2003	change in %	organic growth
Sales	**1,727**	1,584	9%	8%
Cost of sales	**(1,427)**	(1,309)		
Gross profit	**300**	275	9%	8%
Personnel cost	**(151)**	(138)		
Other operating cost	**(86)**	(85)		
Operating income before goodwill amortisation and excluding special items	**63**	52	21%	20%
Special items	**23**	-		
Operating income before goodwill amortisation	**86**	52		
Goodwill amortisation	**(69)**	(69)		
Operating result	**17**	(17)		
Financial income and expense (net)	**(11)**	(12)		
Result from ordinary operations before taxes	**6**	(29)		
Taxation	**(27)**	(12)		
Result from ordinary operations after taxes	**(21)**	(41)		
Income from unconsolidated participating interests	**1**	1		
Third-party interests	**(2)**	(2)		
Net loss	**(22)**	(42)		
Net income before goodwill amortisation and excluding special items	**35**	27	30%	
Basic loss per ordinary share*	**(0.14)**	(0.26)		
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	**0.20**	0.16	25%	
Diluted earnings per ordinary share* before goodwill amortisation and excluding special items	**0.20**	0.16	25%	

* after payment on preference shares

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September	
	2004	2003
Net loss	(22)	(42)
Payment on preference shares	(1)	(1)
Net loss allocated to holders of (certificates of) ordinary shares	(23)	(43)
Goodwill amortisation	69	69
Net profit before goodwill amortisation, allocated to holders of (certificates of) ordinary shares	46	26
Special items (net of tax)	12	-
Net profit before goodwill amortisation and excluding special items, allocated to holders of (certificates of) ordinary shares	34	26
Weighted average number of shares (in millions)	166.1	164.5
Basic loss per ordinary share*	(0.14)	(0.26)
Basic earnings per ordinary share* before goodwill amortisation	0.28	0.16
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	0.20	0.16

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 September	
	2004	2003
Operating income before goodwill amortisation	86	52
Adjustments for:		
Depreciation	11	11
Gain on disposal of discontinued operations	(23)	-
Movement in provisions	(1)	1
Movement in operating working capital	(25)	(17)
Cash flow from business activities	48	47
Financial income and expenses paid (net)	(4)	(5)
Corporate taxes paid	(7)	(13)
Cash flow from operating activities	37	29
Cash flow used in investment activities	(6)	(13)
Cash flow used in financing activities	(15)	-
Balance of cash flows	16	16
Balance of cash at 1 July	115	72
Effects of currency translation	-	1
Balance of cash at 30 September	131	89
Short-term debt	(191)	(129)
Short-term interest bearing assets and liabilities	(60)	(40)

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Nine months ended 30 September 2004	2003	change in %	organic growth*
France	**2,130**	2,085	2%	2%
United Kingdom	**627**	502	25%	19%
United States	**370**	339	9%	17%
Netherlands	**353**	371	-5%	-7%
Rest of Europe	**937**	817	15%	13%
Rest of World	**410**	340	21%	13%
SALES	**4,827**	4,454	8%	7%
France	**61**	58	5%	
United Kingdom	**40**	35	14%	
United States	**16**	10	60%	
Netherlands	**6**	8	-25%	
Rest of Europe	**24**	10	140%	
Rest of World	**19**	15	27%	
	166	136	22%	
Corporate expenses	**(8)**	(9)	11%	
	158	127	24%	18%
Special items	**23**	-		
OPERATING INCOME **before goodwill amortisation**	**181**	127	43%	

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Nine months ended 30 September 2004	2003	change in %	organic growth*
Information Technology	**509**	429	19%	19%
Healthcare	**327**	301	9%	7%
Engineering	**270**	216	25%	22%
Accounting	**185**	162	14%	15%
Education	**86**	86	-	-5%
Other specialties**	**232**	194	20%	10%
Specialty	**1,609**	1,388	16%	14%
Traditional	**3,218**	3,066	5%	4%
SALES	**4,827**	4,454	8%	7%
Information Technology	**25**	18	39%	
Healthcare	**22**	21	5%	
Engineering	**15**	10	50%	
Accounting	**6**	2	200%	
Education	**11**	12	-8%	
Other specialties**	**10**	5	100%	
Specialty	**89**	68	31%	
Traditional	**77**	68	13%	
	166	136	22%	
Corporate expenses	**(8)**	(9)		
	158	127	24%	18%
Special items	**23**	-		
OPERATING INCOME **before goodwill amortisation**	**181**	127	43%	

* Organic growth for the nine months is calculated excluding the impact of currency effects and acquisitions and on a like-for-like basis for the number of business days in Q1.

** Starting 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of other specialties. The comparative numbers have been adjusted accordingly.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September 2004	2003	change in %	organic growth
Sales	**4,827**	4,454	8%	7%
Cost of sales	**(3,978)**	(3,654)		
Gross profit	**849**	800	6%	5%
Personnel cost	**(437)**	(416)		
Other operating cost	**(254)**	(257)		
Operating income before goodwill amortisation and excluding special items	**158**	127	24%	18%
Special items	**23**	-		
Operating income before goodwill amortisation	**181**	127		
Goodwill amortisation	**(208)**	(206)		
Operating result	**(27)**	(79)		
Financial income and expense (net)	**(32)**	(35)		
Result from ordinary operations before taxes	**(59)**	(114)		
Taxation	**(50)**	(28)		
Result from ordinary operations after taxes	**(109)**	(142)		
Income from unconsolidated participating interests	**1**	1		
Third-party interests	**(7)**	(8)		
Net loss	**(115)**	(149)		
Net income before goodwill amortisation and excluding special items	**81**	57	42%	
Basic loss per ordinary share*	**(0.72)**	(0.93)		
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	**0.47**	0.33	42%	
Diluted earnings per ordinary share* before goodwill amortisation and excluding special items	**0.46**	0.33	39%	

* after payment on preference shares

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September	
	2004	2003
Net loss	**(115)**	(149)
Payment on preference shares	**(3)**	(3)
Net loss allocated to holders of (certificates of) ordinary shares	**(118)**	(152)
Goodwill amortisation	**208**	206
Net profit before goodwill amortisation, allocated to holders of (certificates of) ordinary shares	**90**	54
Special items (net of tax)	**12**	-
Net profit before goodwill amortisation and excluding special items, allocated to holders of (certificates of) ordinary shares	**78**	54
Weighted average number of shares (in millions)	**165.3**	163.2
Basic loss per ordinary share*	**(0.72)**	(0.93)
Basic earnings per ordinary share* before goodwill amortisation	**0.55**	0.33
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	**0.47**	0.33

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Nine months ended 30 September	
	2004	2003
Operating income before goodwill amortisation	**181**	127
Adjustments for:		
Depreciation	**33**	34
Gain on disposal of discontinued operations	**(23)**	-
Movement in provisions	**-**	(3)
Movement in operating working capital	**(87)**	(60)
Cash flow from business activities	**104**	98
Financial income and expenses paid (net)	**(25)**	(29)
Corporate taxes paid	**(29)**	(28)
Cash flow from operating activities	**50**	41
Cash flow used in investment activities	**(38)**	(36)
Cash flow used in/from financing activities	**(18)**	18
Balance of cash flows	**(6)**	23
Balance of cash at 1 January	**137**	65
Effects of currency translation	**-**	1
Balance of cash at 30 September	**131**	89
Short-term debt	**(191)**	(129)
Short-term interest bearing assets and liabilities	**(60)**	(40)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	30 September 2004	31 December 2003	30 September 2003
Fixed assets			
Intangible fixed assets	**615**	819	886
Tangible fixed assets	**101**	116	119
Financial fixed assets	**41**	45	45
	757	980	1,050
Operating working capital	**568**	478	537
Short-term interest bearing assets and liabilities	**(60)**	(30)	(40)
	1,265	1,428	1,547
Financed by:			
Long-term liabilities	**534**	557	646
Provisions	**40**	45	43
Group equity			
Shareholders' equity	**638**	766	796
Minority interests	**53**	60	62
	691	826	858
	1,265	1,428	1,547

Statement of movements in Shareholders' equity:

	30 September 2004	30 September 2003
Position as at 1 January	**766**	943
Net loss	**(115)**	(149)
Equity issue	**2**	1
Restricted share plan	**2**	-
Payments to shareholders	**(16)**	(17)
Exchange rate differences	**(1)**	18
Position as at 30 September	**638**	796